Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY AS DEFINED AND LIMITED

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) the Rider Charge as shown in the Policy Specifications page for this rider. It takes effect at the same time as your policy on the Policy Date. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

The Owner under this rider will be the Owner under the policy to which this rider is attached.

BENEFIT

We agree, subject to the terms and conditions of this rider and the policy to pay, in addition to the Net Cash Surrender Value otherwise payable, the amount of Enhanced Cash Value benefit to the Owner, if all the following conditions are met:

(a)

your written request for a full surrender of the policy is received at our Service Office prior to the death of the Life Insured (or Surviving Life Insured if this rider is attached to a survivorship policy);

(b)	such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

(c)	this rider has not terminated under the “Termination” provision below.

BENEFIT AMOUNT

The Enhanced Cash Value benefit shall be an amount equal to (a) times (b) where:

(a)	is the sum of the cumulative premiums paid in the first two Policy Years up to the Target Premium shown in the Table of Values section of the policy;

(b)	is a Percentage that varies by Policy Year as shown in the Policy Specification page for this rider.

We reserve the right to reduce Percentage (b) to as low as zero, but not until at least 30 days after we have sent you a revised Policy Specifications page for this rider that shows the reduced values. Any such reduced schedule will apply uniformly to all members of the same classification. However, in no event will the minimum Enhanced Cash Value benefit be less than the Rider Charge shown in the Policy Specifications page for this rider.

EFFECT ON MINIMUM DEATH BENEFITS

While this rider is in effect, the Minimum Death Benefit under the policy is equal to the Minimum Death Benefit Factor for the Age of the Life Insured (or of the Surviving Life Insured, if applicable) multiplied by the greater of (i) the Enhanced Cash Value benefit plus the Net Cash Surrender Value unreduced for any Policy Debt, (ii) the Policy Value or (iii) the Cash Surrender Value as defined in Section 7702 of the Internal Revenue Code, or any other equivalent section of the Code, on the date of death of the Life Insured (or the date of death of the Surviving Life Insured if this rider is attached to a survivorship policy). The Insurance Benefit payable is reduced by any Policy Debt as specified under the Insurance Benefit section of the policy.

EFFECT ON NET AMOUNT AT RISK

For purposes of computing any policy death benefit under Option 1 or Option 2 (as described under the Insurance Benefit section of the policy) to be paid in the event of death of the Life Insured (or Surviving Life Insured if the rider is attached to a survivorship policy), within the first [nine] Policy Years, and only for such purposes, the Policy Value will be increased by the amount of the Enhanced Cash Value benefit. Calculation of the Net Amount at Risk (as described in the Net Amount at Risk section of the policy) within the first [nine] Policy Years will be based on such increased Policy Value.

EFFECT ON WITHDRAWALS AND LOAN VALUE

Neither the amount available for Withdrawal or the Loan Value of the policy will in any way be increased due to this Enhanced Cash Value Rider.

09MECVR                                                                          Page 1

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Net Cash Surrender Value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

(a)	the end of the [ninth] Policy Year;

(b)	the exchange, or termination of the policy;

(c)	absolute assignment of the policy;

(d)	death of the Life Insured (or Surviving Life Insured if this rider is attached to a survivorship policy); or

(e)	your written request to discontinue this rider.

REINSTATEMENT

This rider will be reinstated if it terminated with the policy at the end of a grace period in which we did not receive the amount necessary to bring the policy out of default, and the policy is reinstated prior to the end of the [ninth] Policy Year.

Signed for the Company by:

09MECVR                                                                          Page 2

1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

SUPPLEMENTARY BENEFITS

Benefit	Enhanced Cash Value Rider

Life Insured [Lives Insured] Details	Life Insured’s Name [Lives Insured Names] are shown elsewhere in the Policy Specifications

Rider Charge	2% of the cumulative premiums paid in the first two Policy Years up to the Target Premium shown in the Table of Values section of the policy.

Benefit Amount

The Enhanced Cash Value Benefit Amount shall be an amount equal to (a) times (b) where:

(a)    is the sum of the cumulative premiums paid in the first two Policy Years up to the Target Premium shown in the Table of Values section of the policy;

(b)    is a percentage that varies by Policy Year as follows:

Policy Year	Percentage
1	20%
2	25%
3	25%
4	20%
5	15%
6	10%
7	5%
8	5%
9	5%
10+	0%